DSM Press Release

RECEIVED
2008 APR 21 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM

DSM, [redacted]
P.O. B[redacted]ds
Telept[redacted]0680
Intern
E-mai

08002025

17E

Heerlen (NL), 11 April 2008

SUPPL

DSM Management appointments

Royal DSM N.V. announces the following management appointments:

Jos Goessens (1951), at present Business Group Director DSM Engineering Plastics, has been appointed Director Strategic Projects, reporting to the Managing Board. Jos Goessens will be leading a project on Functional Excellence and Synergy resulting from the acceleration of the DSM strategy Vision 2010 as announced in September last year. This project will focus on governance and efficiency of Corporate Staff and Service Groups. Jos Goessens will start as from 1 May 2008, alongside his current role.

Roelof Westerbeek (1963) has been appointed Business Group Director DSM Engineering Plastics with effect from 1 October 2008. Currently Roelof Westerbeek is Business Unit Director Asia Pacific at DSM Engineering Plastics. Prior to that, he held various management positions within this business group. In his new role he will succeed Jos Goessens.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

PROCESSED
APR 23 2008
THOMSON FINANCIAL

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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